May 15, 2017

VIA EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

Re:                             Advanced Disposal Services, Inc.
Registration Statement on Form S-3
File No. 333-217875

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective May 17, 2017, at 2:00 p.m. Eastern Time or as soon thereafter as practicable.  Please call Richard Alsop at (212) 848-7333 to provide notice of effectiveness.

Very truly yours,

Advanced Disposal Services, Inc.

By:	/s/ Michael K. Slattery
Michael K. Slattery
Executive Vice President, General Counsel
& Secretary

cc:   Frank Pigott, Esq., United States Securities and Exchange Commission

Richard B. Alsop, Esq., Shearman & Sterling LLP

90 Fort Wade Road, Suite 200  •  Ponte Vedra, FL 32081

Tel (904)737-7900  •  Fax (904)636-0699  •   AdvancedDisposal.com